Exhibit 99.1

Mobileye Announces Third Quarter 2014 Financial Results

•	Total revenue of $34.7 million, up 70% year-over-year
•	Non-GAAP Net Income of $9.7 million
•	Non-GAAP fully diluted EPS of $0.04
•	Generated $10.4 million in free cash flow

Jerusalem, Israel – November 20, 2014 – (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, today announced financial results for the third quarter ended September 30, 2014.

“We are pleased with our strong third quarter results, driven by the ongoing demand for our complex technology,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  “During the quarter we successfully won programs for our EyeQ System-on-Chip in several new models with new and existing OEM customers, further validating our best-of-breed mono-camera technology, which bundles multiple applications into a single package.  Mobileye remains in a position to benefit from the ongoing move toward increased regulation of ADAS as well as from the large and growing trend towards semi-autonomous and autonomous driving.”

Third Quarter 2014 Financial Highlights

•	Revenue: Total revenue for the third quarter of 2014 was $34.7 million, an increase of 70% compared to $20.4 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $28.8 million, an increase of 60% compared to $18.0 million in the prior-year period. After market (AM) revenue contributed the remaining $5.9 million of total revenue for the third quarter of 2014 compared to $2.4 million in the prior-year period, an increase of 146%.

•	Net Income (loss) and Earnings (loss) per Share: GAAP net loss for the third quarter of 2014 was $(13.1) million or $(0.09) per ordinary share. This compares to GAAP net income of $5.5 million, but a net loss applicable to ordinary shares of $(228.8) million, resulting in a net loss of $(6.09) per ordinary share during the third quarter of 2013. (This was a one-time adjustment to the net income related to the benefit to participating shareholders from the August 2013 private placement). GAAP results included share-based compensation expense of $22.8 million for the third quarter of 2014 and $2.5 million for the third quarter of 2013.

Non-GAAP net income for the third quarter of 2014 was $9.7 million or $0.04 per share based on 232.9 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $7.9 million, or $0.04 per share based on 206.0 million weighted average diluted shares outstanding during the third quarter of 2013. Non-GAAP net income excludes share-based compensation expenses.

•	Cash and Cash Flow: As of September 30, 2014, Mobileye had cash, cash equivalents and short-term investments of $349.2 million, compared to $149.0 million as of June 30, 2014. The increase is primarily due to Mobileye’s initial public offering (IPO) on August 1, 2014, which generated net proceeds of approximately $198.2 million.

The company generated $10.9 million in net cash from operating activities for the third quarter of 2014 compared to generating $4.8 million during the third quarter of 2013. The company generated $10.4 million in free cash flow for the 2014 third quarter compared to $4.3 million during the comparable 2013 quarter, mainly as a result of the increase in revenue described above. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Standard Time (U.S. time) today (Thursday, November 20, 2014) to review the company’s financial results for the third quarter ended September 30, 2014 and to provide guidance for the balance of fiscal year 2014. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through February 20, 2015.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 21 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 for the IPO. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were so converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price and lack of any historical stock price information due to our recent IPO, which impact share based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the nine months ended		For the three months ended
	Sep 30,		Sep 30,
	2014	2013	2014	2013
Revenue	$103,979	$49,830	$34,677	$20,435
Cost of revenue	26,392	12,895	9,017	5,176

Gross profit	77,587	36,935	25,660	15,259

Operating costs and expenses

Research and development, net	26,925	14,728	10,140	5,118
Sales and marketing	11,910	9,702	6,448	2,487
General and administrative	59,685	7,390	18,160	2,992

Total operating expenses	98,520	31,820	34,748	10,597

Operating income (loss)	(20,933)	5,115	(9,088)	4,662

Interest income	1,097	740	379	147
Financial income (loss), net	(2,973)	1,544	(3,006)	822

Profit (loss) before taxes on income	(22,809)	7,399	(11,715)	5,631

Taxes on income	9,674	489	1,398	178

Net income (loss) for the period	$(32,483)	$6,910	$(13,113)	$5,453

Basic and diluted income (loss) per share:
Amount allocated to participating shareholders	-	$(5,506)	-	$(4,409)
Adjustment as a result of benefit to participating shareholders	-	(229,832)	-	(229,832)
Net loss applicable to Ordinary shares	$(32,483)	$(228,428)	$(13,113)	$(228,788)
Basic and Diluted	$(0.45)	$(5.81)	$(0.09)	$(6.09)

Weighted average number of Ordinary shares
Basic and Diluted	71,884	39,295	149,779	37,543

MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(in thousands, except per share data)

	For the nine months ended		For the three months ended
	Sep 30,		Sep 30,
	2014	2013	2014	2013

GAAP net income (loss) as reported	$(32,483)	$6,910	$(13,113)	$5,453

Non-GAAP adjustment:
Expenses recorded for share-based compensation
Cost of revenues	21	2	6	2
Research and development	4,347	1,017	1,988	299
Sales and marketing	5,994	5,000	4,191	732
General and administrative	55,558	3,364	16,589	1,429
Total adjustment	65,920	9,383	22,774	2,462

Non-GAAP net income	$33,437	$16,293	$9,661	$7,915

Non-GAAP net income per share:
Basic	$0.16	$0.08	$0.05	$0.04
Diluted	$0.15	$0.08	$0.04	$0.04

Weighted average number of shares
Basic	204,734	193,377	209,079	196,099
Diluted	220,247	201,154	232,859	206,023

MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Sep 30,	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$298,209	$72,560
Short-term deposits and restricted cash	2,433	5,084
Marketable securities	48,596	46,718
Trade account receivables, net	19,770	12,490
Inventories	18,289	11,354
Receivables related to issuance of shares	13,874	-
Other current assets	8,909	7,025
Total current assets	410,080	155,231

Long-term assets
Property, plant and equipment, net	8,674	5,697
Funds in respect of employee rights upon retirement	7,669	6,962
Other assets	1,228	338
Total long-term assets	17,571	12,997

Total assets	$427,651	$168,228
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$22,390	$11,096
Employee related accrued expenses	3,945	3,338
Other current liabilities	4,382	1,441
Total current liabilities	30,717	15,875

Long-term liabilities
Liability in respect of employee rights upon retirement	9,155	8,313
Long-term liabilities	5,326	1,402
Total long-term liabilities	14,481	9,715

Total liabilities	45,198	25,590

Shareholders’ equity

Share capital	2,511	2,350

Additional paid-in capital	512,340	240,563
Accumulated other comprehensive income	972	612
Accumulated deficit	(133,370)	(100,887)
Total shareholders’ equity	382,453	142,638

Total liabilities and shareholders’ equity	$427,651	$168,228

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the nine months ended		For the three months ended
	Sep 30,		Sep 30,
	2014	2013	2014	2013
Cash flows from operating activities
Net income (loss) for the period	$(32,483)	$6,910	$(13,113)	$5,453
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,856	1,218	677	428
Exchange rate differences on cash and cash equivalents	1,240	(120)	1,106	(60)
Liability in respect of employee rights upon retirement	842	1,460	(191)	633
Loss (gain) and exchange rate differences from marketable securities	1,482	(926)	1,441	(350)
Loss from sale of property and equipment	-	22	-	-
Share-based compensation	65,920	9,383	22,774	2,462
Changes in asset and liabilities:
Trade accounts receivables, net	(7,280)	(6,832)	1,201	(2,134)
Receivables related to issuance of shares	156	-	156	-
Other current assets	(1,884)	(1,383)	(2,959)	(517)
Inventories	(6,935)	(1,662)	(2,697)	(1,001)
Other long-term assets	(890)	(95)	(674)	(8)
Trade payables and accrued expenses	9,761	1,152	2,097	227
Employee-related accrued expenses	607	378	21	(37)
Other current-liabilities	2,941	(271)	1,173	(421)
Long-term liabilities	3,924	232	(150)	123
Net cash from operating activities	39,257	9,466	10,862	4,798

Cash flows from investing activities
Investment in short-term deposits	(33,146)	(16,428)	-	(9,545)
Proceeds from short-term deposits	35,797	18,925	176	9,394
Proceeds from maturities /sales of marketable securities	15,985	12,697	4,010	1,956
Purchase of marketable securities	(18,985)	(5,754)	(329)	(1,155)
Short term loan granted in respect of issuance costs	(6,392)	-	(6,392)	-
Funds in respect of employee right upon retirement	(707)	(1,168)	106	(489)
Purchase of property and equipment	(3,937)	(2,212)	(481)	(486)
Net cash from (used in) investing activities	(11,385)	6,060	(2,910)	(325)

Cash flows from financing activities
Issuance of shares, net	196,538	28,159	196,841	28,299
Exercise of options	2,479	9,725	1,838	9,576
Net cash from (used in) financing activities	199,017	37,884	198,679	37,875

Exchange rate differences on cash and cash equivalents	(1,240)	120	(1,106)	60

Increase in cash and cash equivalents	225,649	53,530	205,525	42,408
Balance of cash and cash equivalents at the beginning of the period	72,560	14,979	92,684	26,101
Balance of cash and cash equivalents at the end of the period	$298,209	$68,509	$298,209	$68,509

Supplementary information on activities not involving cash flow:
Income taxes paid	$423	$382	$154	$46
Non cash purchase of property and equipment	$896	$312	$394	$-
Receivables on account of shares	$7,638		$7,638
Non cash share issuance costs	$637		$637

MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(in thousands)

	For the nine months ended		For the three months ended
	Sep 30,		Sep 30,
	2014	2013	2014	2013

GAAP net cash from operating activities as reported	$39,257	$9,466	$10,862	$4,798

Capital expenditures	(3,937)	(2,212)	(481)	(486)
Free Cash Flow	$35,320	$7,254	$10,381	$4,312